Exhibit 4.7

SCHEDULE 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of the Corporation

NOUVEAU MONDE GRAPHITE INC. (the “Corporation”)

331, rue Brassard

Saint-Michel-des-Saints QC, J0K 3B0

2.	Date of Material Change

February 1st, 2021

3.	News Release

A news release, in French and English versions, was issued on February 1st, 2021 through Globe Newswire and filed on SEDAR.

4.	Summary of Material Change

The Corporation announced the strengthening of its balance sheet with a $16.5M cash investment by the shareholders of Pallinghurst Graphite International Limited (“Pallinghurst”) following exercise of warrants.

5.	Full Description of Material Change

The Corporation announced that the further advancement of its business plan, strong market conditions and continued confidence and support from Pallinghurst, its most important investor, have enabled the Corporation to receive a $16.5M cash investment following the exercise of previously-issued warrants. As of February 1st, 2021, management was of the view that the Corporation was sufficiently funded for this year’s further development of its mining and value-added projects with a cash position as of February 1st, 2021 of $34M. In addition, the Corporation expects to raise additional equity funding of up to $5.75M in February, assuming the successful closing of the private placement announced on January 13, 2021 by press release.

An amount of $16.5M was received via the exercise of 75M warrants originally issued to Pallinghurst. Pallinghurst transferred those warrants to all of its shareholders on January 29, 2021. The Corporation received exercise forms signed by all of the warrant-holders, including Messrs. Arne H. Frandsen and Chris Shepherd, directors of the Corporation.

On January 22, 2021, Pallinghurst filed on SEDAR a Form 45-102F1 disclosing its intention to distribute the warrants to its shareholders on a pro-rata basis of their holding. Following the transfer of the warrants, and as of February 1st, 2021, Pallinghurst owns 55,495,667 common shares of the Corporation, representing 15.2% of the issued and outstanding common shares of the Corporation, and holds a $15M convertible bond. Assuming the conversion in whole of the convertible bond, Pallinghurst would own 130,495,667 common shares representing 29.7% of the issued and outstanding common shares of the Corporation.

The proceeds of the warrant exercise will be used for the Bécancour value added graphite project development, the Matawinie mine and concentrator detailed engineering, and general and administrative expenses of the Corporation.

6.	Reliance on subsection 7.1(2) of Regulation 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For all additional information, please contact:

Mr. David Torralbo

Chief Legal Officer and Corporate Secretary

Telephone: (514) 605-6574

9.	Date of Report

February 9, 2021